Exhibit 12.2

CONSUMERS ENERGY COMPANY

Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

In Millions, Except Ratios

	Nine Months
	Ended	Year Ended December 31
	September 30, 2015	2014	2013	2012	2011	2010
Earnings as defined[1]
Pretax income from continuing operations	$696	$873	$880	$736	$734	$688
Exclude equity basis subsidiaries	—	—	—	—	—	—
Fixed charges as defined	214	274	269	269	287	296
Earnings as defined	$910	$1,147	$1,149	$1,005	$1,021	$984
Fixed charges as defined[1]
Interest on long-term debt	$188	$243	$237	$232	$251	$246
Estimated interest portion of lease rental	15	21	21	21	18	16
Other interest charges	11	10	11	16	18	34
Fixed charges as defined	214	274	269	269	287	296
Preferred dividends	2	3	3	3	3	3
Combined fixed charges and preferred dividends	$216	$277	$272	$272	$290	$299
Ratio of earnings to fixed charges	4.25	4.19	4.27	3.74	3.56	3.32
Ratio of earnings to combined fixed charges and preferred dividends	4.21	4.14	4.22	3.69	3.52	3.29

1       Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.